

August 1, 2014

Via E-mail
Mr. Bing Sun
Chief Financial Officer
Daqo New Energy Corp.
666 Longdu Avenue
Wanzhou, Chongqing F4 404000
The People's Republic of China

> **Re: Daqo New Energy Corp.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed April 14, 2014**
> **Form 6-K dated May 12, 2014**
> **Filed May 12, 2014**
> **File No. 001-34602**

Dear Mr. Sun:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 51

1. We note the impairment of your wafer assets in 2012 and the continued losses of your wafer segment in 2013 as shown on page F-37. Please tell us whether you performed an impairment test for the long-lived assets of the wafer business in 2013. Tell us how you considered FASB ASC 360-10-35-21.

F. Tabular Disclosure of Contractual Obligations, page 62

2.   We note that you exclude the interest payments on your debt from the table. Please explain how you considered Item 5.F.1 of Form 20-F.

Related Party Transactions, page 73

3.   We note your disclosure on page 59 that Daqo Group and its subsidiaries provided you with "$85 million"; however, the related party transactions you disclose beginning on page 73 do not appear to correspond to that amount. Please advise. Also, in future filings, please clearly identify the nature of the related party relationship between the parties named in this section.

Item 15. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 88

4.   We note that management's report does not identify the version of the COSO Integrated Framework used to perform its assessment. Please identify for us the version of the COSO Integrated Framework you used in your assessment – i.e., did management use COSO's 1992 Framework or its updated *Internal Control – Integrated Framework* issued in 2013. Explain to us how your report complies with Item 15(b)(2) of Form 20-F.

Item 18. Financial Statements

Consolidated Statements of Cash Flows, page F-8

5.   We note from page F-3 that your interest expense was $19.3 million in 2013 while your interest paid was only $3.2 million in 2013 as shown on page F-9. Please explain why your interest payable is only $305,087 as of December 31, 2013 as shown on page F-24. Provide us with a rollforward of your interest payable account for 2013.

Note 13. Income Taxes, page F-27

6.   Please tell us how you considered the disclosures required by FASB ASC 740-10-50-2 regarding your valuation allowance for all periods presented.

Note 7. Property, Plant and Equipment, Net, page F-22

7.   We note that you recognized an impairment of $158.4 million in 2013. Please respond to the following:

- For each category of fixed asset impaired, tell us the carrying amount prior to recognition of the impairment loss and the impairment amount.
- Tell us how you applied FASB ASC 360-10-35 in determining the amount of the impairment loss.
- If the assets were fully impaired, please tell us why.

Note 19. Segment Information, page F-37

8.   We note that you only present revenues, costs and gross profit for each segment. Please tell us how you considered the other items for disclosure in FASB ASC 280-10-50-22, including total assets.

Form 6-K dated May 12, 2014

9.   We note that in Q1 2014, you revised your estimates of the expected useful lives of machinery and equipment from 10 years to 15 years and buildings and structures from 20 years to 30 years. Please respond to the following:

- Please tell us your accounting policy for evaluating the estimated useful lives of long-lived assets. Include a discussion of how you consider FASB ASC 360-10-35-3 and 360-10-35-22.
- Please tell us the trigging events, if any, for the evaluation performed in Q1 2014.
- With respect to the assets for which you revised the expected useful life, please tell us the nature of the significant assets and their total carrying value as of December 31, 2013.
- Please explain to us why the benefit period of the assets increased.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Bing Sun
Daqo New Energy Corp.
August 1, 2014
Page 4

·   staff comments or changes to disclosure in response to staff comments do
        not foreclose the Commission from taking any action with respect to the
        filing; and

·   the company may not assert staff comments as a defense in any
        proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

     You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Kate Tillan,
Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments
on the financial statements and related matters. Please contact Brian Soares at (202) 551-
3580 or me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant